EXHIBIT 12.1

PORTLAND GENERAL ELECTRIC COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2009	2008	2007	2006	2005
	(Dollars in thousands)
Income from continuing operations before income taxes	$131,636	$121,825	$220,123	$107,240	$105,759
Total fixed charges	129,948	111,589	98,682	91,846	85,330

Total earnings	$261,584	$233,414	$318,805	$199,086	$191,089

Fixed charges:
Interest expense	$103,389	$90,257	$74,362	$68,932	$68,359
Capitalized interest	11,816	6,184	9,596	8,482	3,717
Interest on long-term power contracts (PUDs)	10,038	10,010	9,552	9,927	8,634
Estimated interest factor in rental expense	4,705	5,138	5,172	4,505	4,620

Total fixed charges	$129,948	$111,589	$98,682	$91,846	$85,330

Ratio of earnings to fixed charges	2.01	2.09	3.23	2.17	2.24